[On Transamerica Life Insurance Company Letterhead]
December 19, 2008
VIA EDGAR CORRESPONDENCE FILING
Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company Transamerica Corporate Separate Account Sixteen File Nos. 333-109579/811-21440 Post-Effective Amendment No. 7
Dear Mr. Ruckman:
This letter is in response to oral comments received from you on December 16, 2008 in connection with the above referenced Post-Effective Amendment filed with the Commission on October 31, 2008. Attached are replies to the comments you raised.
If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.
Very truly yours,
/S/ Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
1.	Comment: Explain whether the guarantees referenced in the prospectus are supported by a third party.

Response. No. Third parties do not support the guarantees referenced in the prospectus.

2.	Comment: Confirm that the contract’s series and class identifiers are accurate.

Response. We confirm that the contract’s series and class identifiers are accurate.

3.	Comment: The Variable Life Insurance Benefit section of the prospectus sets forth three life insurance benefits options wherein reference to the term “limitation percentage” is made. Describe the term “limitation percentage” and explain whether it serves as a function of the IRS’ limitation percentage compliance test.

Response. To address your comment, we propose the following new paragraph to be included after the third bullet describing Option 3.
“As used above, the term “limitation percentage” is used to determine the minimum life insurance benefit. The limitation percentage depends on which tax compliance test you choose. See the “Guideline Premium Test” and the “Cash Value Accumulation Test” tables set forth in the Life Insurance Benefit section of this prospectus for additional information.”
4.	Comment: Explain the reason for the addition of a new section, Risk of Agent/Representative Actions in the Variable Life Insurance Benefit section of the prospectus.

Response. This new section was added to conform to language included in many of the company’s variable products’ prospectuses.

5.	Comment: Clarify whether the 2% loan interest spread discussed at Footnote 4 to the Periodic Charges Other Than Portfolio Operating Expenses table and the Maximum Loan Account Interest Rate section is fixed at 2% or variable with a cap of 2%.

Response. We propose to conform footnote 4 to the language in the Maximum Loan Account Interest Rate section. The original and revised language is provided below.

Original language:
“[4] The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 4.00% annually) and the amount of interest we

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
credit to the amount in your loan account (the interest we credit to amounts in the loan account is guaranteed not to exceed 2.00% annually.) See “Maximum Loan Account Interest Rate.”
Revised language:
“4 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 4.00% annually) and the amount of interest we credit to the amount in your loan account (the interest we credit to amounts in the loan account is 2.00% annually). See “Maximum Loan Account Interest Rate.”
In addition, footnote 1 to the Transaction Fee table will be amended. The original and revised language is provided below.

Original language:
“1 The “target premium” is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured’s gender, issue age and underwriting class.”
Revised language:
“1 The “target premium” is not the planned premium that you intend to pay. The target premium is used to calculate the percent of premium load and monthly deferred sales charge. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured’s gender, issue age and underwriting class.”
6.	Comment: Explain when the Monthly Deferred Sales Load percentage “in excess of target premium” is applicable and how this relates to the definition of “target premium” and the Premium Limitations section.

Response. The noted percentage would be applicable where the contract is a modified endowment contract. “Target Premium” is generally the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. The Premium Limitations section addresses when the company would return premium so the Policy will qualify as life insurance.

7.	Comment: Explain how the first bullet of the Loan Interest section of Administrative Charges and the last paragraph of the Loan Interest section operate.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
Response. We propose to conform the language of the first bullet to the last paragraph of the Loan Interest section. The original and revised language is provided below.

Original language
“Loan Interest
•	Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.”
“When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts and the fixed account on a pro rata basis, unless you specify a different allocation by written notice to our home office.”
Revised language:
“Loan Interest
•	Loan interest is payable in arrears on each Policy anniversary. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate.”
“When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account on a pro rata basis, unless you specify a different allocation by written notice to our home office.”
8.	Comment: Provide a description for the Experience Credit Rider addressing availability guidelines, condition(s) precedent and costs related to this rider.

Response. We propose to elaborate upon the description of the experience credit rider. The original and revised language is provided below.

Original language: “Experience Credits Rider

Under the experience credits rider, certain Policies with the same owner, that we determine satisfy our guidelines, will be eligible for experience credits.

Features of experience credits rider:	•	Overall Policy costs may be less over time if experience credits are paid.

	•	The amount of the experience credit, if any, will be allocated pro rata to the subaccounts or in some other manner as agreed to by us.”
Revised language:

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
“Experience Credits Rider

Under the experience credits rider, Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits that may lessen overall Policy costs over time.

Features of experience credits rider:	•	The rider must be purchased at the time of application.

	•	Under the rider, we increase by 20% the cost of insurance charge applied to a Policy and use the proceeds to create a claims stabilization reserve to support the payment of any experience credits and life insurance benefits in excess of Policy cash value.

	•	We deduct from the claims stabilization reserve an amount equal to the net life insurance benefit claims for a “case” (i.e., all Policies originally issued to a single owner on a common date), adjusted by the ratio of actual life insurance benefit claims to anticipated life insurance benefit claims for the class of inforce Policies to which the “case” belongs.

	•	Unused balances in the claims stabilization reserve will be transferred to the Policy as experience credits. The amount of any experience credit will be allocated pro rata to the subaccounts.

	•	Overall Policy costs may be less over time if experience credits are paid.”